UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of June 2024
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On June 3 2024, Gogoro Inc. (“Gogoro”) issued a press release announcing that on May 31, 2024, Gogoro has entered into a share and warrant purchase agreement (including schedules and exhibits attached thereto, the “Purchase Agreement”) with Gold Sino Assets Limited, a Samoa company (“Gold Sino”), pursuant to which it agreed to issue and sell to Gold Sino, and Gold Sino agreed to subscribe for and purchase from Gogoro, through a private placement, (i) 32,516,095 ordinary shares of Gogoro, par value US$0.0001 per share (the “Subscribed Shares”), for an aggregate purchase price of US$50,000,000, reflecting a per share purchase price of approximately US$1.5377 and (ii) a warrant to purchase 10,838,698 ordinary shares of Gogoro at US$1.6915 per share (subject to certain adjustments as set forth therein) (the “Warrant” and together with the Subscribed Shares, the “Purchased Securities”).

Gold Sino currently holds approximately 21.4% of the total outstanding ordinary shares of Gogoro. Upon the closing of the issuance of the Subscribed Shares to Gold Sino, Gold Sino is expected to hold approximately 30.6% of the total outstanding ordinary shares of Gogoro, assuming no exercise of the Warrant.

Pursuant to the Purchase Agreement, Gogoro has also granted Gold Sino, effective upon the closing of the purchase and sale of the Purchased Securities, certain registration rights with respect to the registration of the Subscribed Shares and the Ordinary Shares issuable upon exercise of the Warrant (the “Warrant Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Purchase Agreement, subject to certain exceptions, Gold Sino has agreed to certain standstill restrictions, including, among other things, that Gold Sino shall not (and shall cause its affiliates and representatives not to) (i) effect or participate in any acquisition of any securities or assets of Gogoro or any recapitalization, restructuring or other extraordinary transaction with respect to Gogoro, (ii) form or join a “group” (as defined under the The Securities Exchange Act of 1934, as amended) with respect to Gogoro, or (iii) seek representation on or to control or influence the management, board of directors or policies of Gogoro or to obtain representation on the board of directors of Gogoro. Gold Sino also agrees not to request Gogoro to amend or waive any of such restrictions.

The Warrant is immediately exercisable upon issuance and will expire upon the earlier of the fifth anniversary of the issuance date or the consummation of certain fundamental transactions of Gogoro.

The closing of the sale and purchase of the Purchased Securities is subject to the satisfaction or waiver of certain customary closing conditions, and is expected to occur within the next few days. The Purchase Agreement contains customary representations, warranties and covenants of the parties.

Neither the Purchased Securities or the Warrant Shares have been registered under the Securities Act of 1933, as amended (the “Securities Act”), and the issuance and sale of the Purchased Securities and the Warrant Shares will be made in accordance with the Purchase Agreement and the Warrant, respectively, and pursuant to one or more exemptions from registration under the Securities Act.

A copy of the Purchase Agreement (including a form of the Warrant attached hereto as exhibit A) is attached as Exhibit 10.1 to this Report of Foreign Private Issuer. The above description does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement.

The representations, warranties and covenants contained in the Purchase Agreement were made solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, a copy of the Purchase Agreement is furnished herewith only to provide investors with information regarding the terms of the Purchase Agreement, and not to provide investors with any other factual information regarding Gogoro or its business, and should be read in conjunction with the disclosures in Gogoro’s periodic reports and other filings with the Securities and Exchange Commission.

Forward Looking Statements

This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or Gogoro’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gogoro’s expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, the potential closing of issuance and sale of ordinary shares and warrant to Gold Sino Assets Limited, the timing of such closing, the potential use of the proceeds, and the growth prospects of Gogoro. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Gogoro’s control, which may cause Gogoro’s actual results, performance or achievements to differ materially from those in the forward-looking statements. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro’s filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2023, which was filed on March 29, 2024 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC’s website at www.sec.gov. All information contained in this communication is based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any such information, except as required by law.

This Form 6-K and Exhibits 10.1 and 99.1 to this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-264619), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
10.1	Share and Warrant Purchase Agreement, dated May 31, 2024.
99.1	Press release issued by Gogoro Inc., dated June 3 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: June 3, 2024	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer